UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Concho Resources Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	76-0818600 (I.R.S. Employer Identification Number)
550 West Texas Avenue, Suite 100
Midland, Texas 79701
(432) 683-7443
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David W. Copeland
Concho Resources Inc.
550 West Texas Avenue, Suite 100
Midland, Texas 79701
(432) 683-7443
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
T. Mark Kelly
Jeffery K. Malonson
Vinson & Elkins LLP
First City Tower
1001 Fannin, Suite 2500
Houston, Texas 77002
(713) 758-3824

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box ☑
     If this Form is a post-effective amendment filed pursuant to General Instruction I.D. filed to register additional securities or an additional class of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	Per unit(2)	Offering Price(2)	Fee
Common stock	8,302,894	$25.21	$209,315,957	$8,226

(1)	Pursuant to Rule 416(a) under the Securities Act, this registration statement shall be deemed to cover or to proportionally reduce, as applicable, an indeterminate number of shares of the registrant issuable in the event the number of shares of the registrant is increased, or reduced, as applicable, by reason of any stock split, reverse stock split, stock distribution or other similar transaction.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) and Rule 457(r) under the Securities Act, based on the average of the high and low prices of the Registrant’s shares as reported by The New York Stock Exchange on October 20, 2008.

PROSPECTUS
Concho Resources Inc.
8,302,894 Shares
Common Stock
     This prospectus relates to 8,302,894 shares of common stock in Concho Resources Inc. that may be offered and sold from time to time by the stockholders named in this prospectus. The 8,302,894 shares were sold to the selling stockholders through a private placement transaction occurring on July 31, 2008. The selling stockholders may sell none, some or all of the shares offered by this prospectus. Sales may be at fixed prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. Such sales may occur in the open market, in negotiated transactions and in a combination of these methods. We will not receive any of the proceeds from the sale of the shares covered by this prospectus.
     Our shares are listed on The New York Stock Exchange, or NYSE, under the symbol “CXO.” On October 23, 2008, the last reported sale price of our shares on the NYSE was $20.44 per share.
     You should consider carefully the risks relating to investing in our shares and each of the other risk factors described under “Risk Factors” beginning on page 3 of this prospectus in evaluating an investment in our shares.
     Our principal executive offices are located at 550 West Texas Avenue, Suite 100, Midland, Texas 79701, and our phone number is (432) 683-7443.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is October 24, 2008

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     You should rely only on the information contained in or incorporated by reference into this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any prospectus supplement are not an offer to sell or the solicitation or an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation or an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or any prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

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GUIDE TO READING THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling stockholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities that may be offered, from time to time, by the selling stockholders. Each time a selling stockholder sells securities, the selling stockholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement.
     Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read “Where You Can Find More Information” below. You are urged to read this prospectus carefully, including the “Risk Factors,” and our SEC reports in their entirety before investing in our shares.
     Throughout this prospectus, when we use the terms “we,” “us,” “our,” or like terms, we are referring either to Concho Resources Inc., the registrant itself, or to Concho Resources Inc. and its consolidated subsidiaries collectively, unless the context requires otherwise.
INFORMATION ABOUT FORWARD-LOOKING STATEMENTS
     This report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. In particular, the factors discussed below and elsewhere in this prospectus could affect our actual results and cause our actual results to differ materially from expectations, estimates, or assumptions expressed in, forecasted in, or implied in such forward-looking statements.
     Forward-looking statements may include statements about:
•	our business strategy;

•	the estimated quantities of crude oil and natural gas reserves;

•	technology;

•	our financial strategy;

•	our crude oil and natural gas realized prices;

•	the timing and amount of our future production of crude oil and natural gas;

•	the amount, nature and timing of our capital expenditures;

•	our drilling of wells;

•	our competition and government regulations;

•	the marketing of our crude oil and natural gas;

•	our exploitation or property acquisitions;

•	the costs of exploiting and developing our properties and conducting other operations;

•	general economic and business conditions;

•	our cash flow and anticipated liquidity;

•	uncertainty regarding our future operating results; and

•	our plans, objectives, expectations and intentions contained in this prospectus that are not historical.
     You should not place undue reliance on these forward-looking statements. All forward-looking statements speak only as of the date of this prospectus. We do not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events except as required by law.
     Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we can give no assurance that they will be achieved. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.
CONCHO RESOURCES INC.
Our Company
     Concho Resources Inc., a Delaware corporation, Concho, is an independent oil and gas company engaged in the acquisition, development, exploitation and exploration of oil and gas properties. Our conventional operations are primarily focused in the Permian Basin of Southeast New Mexico and West Texas. These conventional operations are complemented by our activities in unconventional emerging resource plays. We intend to grow our reserves and production through development drilling, exploitation and exploration activities on our multi-year project inventory and through acquisitions that meet our strategic and financial objectives.
     We were formed in February 2006 as a result of the combination of Concho Equity Holdings Corp. (now known as Concho Equity Holdings LLC) and a portion of the oil and gas properties and related assets owned by Chase Oil Corporation and certain of its affiliates. Concho Equity Holdings Corp. was formed in April 2004 and represents the third of three Permian Basin-focused companies that have been formed since 1997 by certain members of our management team (the prior two companies were sold to large domestic independent oil and gas companies).
Henry Acquisition
     On July 31, 2008, we closed our acquisition of Henry Petroleum LP and certain entities affiliated with Henry Petroleum LP, Henry or the Henry Entities, and additional non-operated interests in certain of the Henry Entities’ oil and gas properties from persons affiliated with the Henry Entities. In late August 2008 and early September 2008, we acquired additional non-operated interests in certain of the Henry Entities’ oil and gas properties from persons affiliated with the Henry Entities. We paid approximately $559.8 million in net cash for the acquisition of Henry Petroleum LP, certain affiliated entities and the related acquisition of the along-side interests which was funded with borrowings under our amended and restated credit facility, which also closed on July 31, 2008, and net proceeds of approximately $242.4 million from a private placement of 8,302,894 shares of Concho common stock. This prospectus relates to the 8,302,894 shares of our common stock issued on July 31, 2008 in connection with the private placement, which may be offered for sale or otherwise transferred from time to time by the selling stockholders identified in this prospectus.

RISK FACTORS
     You should consider carefully the following risk factors together with all of the other information included in this prospectus, any prospectus supplement and the information that we have incorporated herein by reference, including, but not limited to, our most recent Annual Report on Form 10-K, and in our Quarterly Reports on Form 10-Q filed subsequent to the Annual Report on Form 10-K, before investing in our shares. Any information presented in this prospectus or any prospectus supplement on a pro forma basis has been prepared as if the closing of the acquisition of Henry Petroleum LP, certain affiliated entities and the related acquisition of the along-side interests, our credit facility and the private placement occurred on January 1, 2007.
     If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our shares could decline and you could lose all or part of your investment.
Risks Related to Our Business
Crude oil and natural gas prices are volatile. A decline in crude oil and natural gas prices could adversely affect our financial position, financial results, cash flow, access to capital and ability to grow.
     Our future financial condition, revenues, results of operations, rate of growth and the carrying value of our oil and gas properties depend primarily upon the prices we receive for our crude oil and natural gas production and the prices prevailing from time to time for crude oil and natural gas. Crude oil and natural gas prices historically have been volatile and are likely to continue to be volatile in the future, especially given current geopolitical conditions. This price volatility also affects the amount of our cash flow we have available for capital expenditures and our ability to borrow money or raise additional capital. The prices for crude oil and natural gas are subject to a variety of factors, including:
•	the level of consumer demand for crude oil and natural gas;

•	the domestic and foreign supply of crude oil and natural gas;

•	commodity processing, gathering and transportation availability, and the availability of refining capacity;

•	the price and level of imports of foreign crude oil and natural gas;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain crude oil price and production controls;

•	domestic and foreign governmental regulations and taxes;

•	the price and availability of alternative fuel sources;

•	weather conditions;

•	political conditions or hostilities in oil and gas producing regions, including the Middle East, Africa and South America;

•	technological advances affecting energy consumption; and

•	worldwide economic conditions.

     Furthermore, recent crude oil and natural gas prices have been particularly volatile. For example, the NYMEX crude oil spot price for the period between January 1, 2008 and October 23, 2008 has ranged from a high of $145.29 to a low of $65.85 and the NYMEX natural gas spot price for the period between January 1, 2008 and October 23, 2008 has ranged from a high of $13.31 to a low of $6.51.
     Declines in crude oil and natural gas prices would not only reduce our revenue, but could reduce the amount of crude oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. If the oil and gas industry experiences significant price declines, we may, among other things, be unable to maintain or increase our borrowing capacity, repay current or future indebtedness or obtain additional capital on attractive terms, all of which can affect the value of our common stock.
Drilling for and producing crude oil and natural gas are high-risk activities with many uncertainties that could cause our expenses to increase or our cash flows and production volumes to decrease.
     Our future financial condition and results of operations will depend on the success of our exploitation, exploration, development and production activities. Our crude oil and natural gas exploration and production activities are subject to numerous risks, including the risk that drilling will not result in commercially viable crude oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Our cost of drilling, completing, equipping and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical or less economic than forecasted. Further, many factors may curtail, delay or cancel drilling, including the following:
•	delays imposed by or resulting from compliance with regulatory and contractual requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in crude oil and natural gas prices;

•	surface access restrictions;

•	loss of title or other title related issues;

•	crude oil, natural gas liquids or natural gas gathering, transportation and processing availability restrictions or limitations; and

•	limitations in the market for crude oil and natural gas.
Estimates of proved reserves and future net cash flows are not precise. The actual quantities of our proved reserves and our future net cash flows may prove to be lower than estimated.
     Numerous uncertainties exist in estimating quantities of proved reserves and future net cash flows therefrom. Our estimates of proved reserves and related future net cash flows are based on various assumptions, which may ultimately prove to be inaccurate.
     Petroleum engineering is a subjective process of estimating accumulations of crude oil and/or natural gas that cannot be measured in an exact manner. Estimates of economically recoverable crude oil and natural gas reserves and of future net cash flows depend upon a number of variable factors and assumptions, including the following:
•	historical production from the area compared with production from other producing areas;

•	the quality, quantity and interpretation of available relevant data;

•	the assumed effects of regulations by governmental agencies;

•	assumptions concerning future commodity prices; and

•	assumptions concerning future operating costs; severance, ad valorem and excise taxes; development costs; and workover and remedial costs.
Because all reserve estimates are to some degree subjective, each of the following items, or other items not identified below, may differ materially from those assumed in estimating reserves:
•	the quantities of crude oil and natural gas that are ultimately recovered;

•	the production and operating costs incurred;

•	the amount and timing of future development expenditures; and

•	future commodity prices.
     Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same data. Our actual production, revenues and expenditures with respect to reserves will likely be different from estimates and the differences may be material.
     As required by the SEC, the estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. For example, the estimated discounted future net cash flows from our proved reserves as of December 31, 2007 were calculated using $92.50 per Bb1 Plains Marketing, L.P. West Texas Intermediate posted crude oil price and $6.795 per MMBtu NYMEX Henry Hub spot natural gas price, adjusted for location and quality by field, while the actual future net cash flows also will be affected by factors such as:
•	the amount and timing of actual production;

•	levels of future capital spending;

•	increases or decreases in the supply of or demand for oil and gas; and

•	changes in governmental regulations or taxation.
     Standardized Measure is a reporting convention that provides a common basis for comparing oil and gas companies subject to the rules and regulations of the SEC. It requires the use of commodity prices, as well as operating and development costs, prevailing as of the date of computation. Consequently, it may not reflect the prices ordinarily received or that will be received for crude oil and natural gas production because of seasonal price fluctuations or other varying market conditions, nor may it reflect the actual costs that will be required to produce or develop the oil and gas properties. Accordingly, estimates included herein of future net cash flows may be materially different from the future net cash flows that are ultimately received. In addition, the ten percent discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with our company or the oil and gas industry in general. Therefore, the estimates of discounted future net cash flows or Standardized Measure included herein should not be construed as accurate estimates of the current market value of our proved reserves.

Our business requires substantial capital expenditures. We may be unable to obtain needed capital or financing on satisfactory terms or at all, which could lead to a decline in our crude oil and natural gas reserves.
     The oil and gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures for the acquisition, exploration and development of crude oil and natural gas reserves. As of June 30, 2008, on a pro forma basis, our total debt outstanding was $666.8 million, and $293.2 million was available to be borrowed under our credit facility. Expenditures for exploration and development of oil and gas properties are the primary use of our capital resources. On a pro forma basis, we invested approximately $250 million in 2007 and anticipate investing over $425 million in 2008 for acquisition, exploration and development activities on our properties, excluding the cost of the acquisition of Henry Petroleum LP, certain affiliated entities and the related acquisition of the along-side interests.
     We intend to finance our future capital expenditures primarily through cash flow from operations and through borrowings under our credit facility; however, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities. The issuance of additional equity securities could have a dilutive effect on the value of our outstanding common stock. Additional borrowings under our credit facility or the issuance of additional debt will require that a greater portion of our cash flow from operations be used for the payment of interest and principal on our debt, thereby reducing our ability to use cash flow to fund working capital, capital expenditures and acquisitions. In addition, our credit facility imposes certain limitations on our ability to incur additional indebtedness other than indebtedness under our credit facility. If we desire to issue additional debt securities other than as expressly permitted under our credit facility, we will be required to seek the consent of the lenders in accordance with the requirements of the facility, which consent may be withheld by the lenders under our credit facility in their discretion. Additional financing also may not be available on acceptable terms or at all. In the event additional capital resources are unavailable, we may curtail drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.
     Our cash flow from operations and access to capital are subject to a number of variables, including:
•	our proved reserves;

•	the level of crude oil and natural gas we are able to produce from existing wells;

•	the prices at which our crude oil and natural gas are sold; and

•	our ability to acquire, locate and produce new reserves.
     If our revenues or the borrowing base under our credit facility decrease as a result of lower oil or natural gas prices, operating difficulties, declines in reserves, lending requirements or regulations, or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. As a result, we may require additional capital to fund our operations, and we may not be able to obtain debt or equity financing to satisfy our capital requirements. If cash generated from operations or cash available under our revolving credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to development of our prospects, which in turn could lead to a decline in our oil and natural gas reserves, and could adversely affect our production, revenues and results of operations.
We may not be able to obtain funding at all, or obtain funding on acceptable terms, to meet our future capital needs because of the deterioration of the credit and capital markets.
     Global financial markets and economic conditions have been, and will likely continue to be, disrupted and volatile. The debt and equity capital markets have become uncertain. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions have made, and will likely continue to make, it difficult to obtain funding.
     In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets has diminished significantly. Also, as a result of concern about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards and reduced and, in some cases, ceased to provide funding to borrowers.
     In addition, our ability to obtain capital under our credit facility may be impaired because of the recent downturn in the financial market, including the issues surrounding the solvency of certain institutional lenders and the recent failure of several banks.
     Specifically, we may be unable to obtain adequate funding under our credit facility because:
•	our lending counterparties may be unwilling or unable to meet their funding obligations;

•	the borrowing base under our credit facility is redetermined at least twice a year and may decrease due to a decrease in crude oil or natural gas prices, operating difficulties, declines in reserves, lending requirements or regulations, or for other reasons; or

•	if any lender is unable or unwilling to fund their respective portion of any advance under our credit facility, then the other lenders thereunder are not required to provide additional funding to make up the portion of the advance that the defaulting lender refused to fund.
     Due to these factors, we cannot be certain that funding will be available if needed and to the extent required, on acceptable terms. If funding is not available when needed, or is available only on unfavorable terms, we may be unable to implement our development plan, enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues and results of operations.
Almost all of our producing properties are located in the Permian Basin region of Southeast New Mexico and West Texas, making us vulnerable to risks associated with operating in one major geographic area. In addition, we have a large amount of proved reserves attributable to a small number of producing horizons within this area.
     Our producing properties are geographically concentrated in the Permian Basin region of Southeast New Mexico and West Texas. On a pro forma basis, as of December 31, 2007, approximately 99% of our PV-10 was attributable to properties located in the Permian Basin. As a result of this concentration, we may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, processing or transportation capacity constraints, market limitations, curtailment of production or interruption of the processing or transportation of crude oil, natural gas or natural gas liquids produced from the wells in this area.
     In addition to the geographic concentration of our producing properties described above, on a pro forma basis, as of December 31, 2007, approximately (i) 46% of our proved reserves were attributable to the Yeso formation, which includes both the Paddock and Blinebry intervals, underlying our oil and gas properties located in Southeast New Mexico; and (ii) 15% of our proved reserves were attributable to the Wolfberry play in West Texas, which is the term applied to combined production from the Wolfcamp and Spraberry horizons in this area of the Permian Basin, a play in which we acquired interests as a result of the acquisition of Henry Petroleum LP, certain affiliated entities and the related acquisition of the along-side interests. This concentration of assets within a small number of producing horizons exposes us to additional risks, such as changes in field-wide rules and regulations that could cause us to permanently or temporarily shut-in all of our wells within a field.
Future price declines could result in a reduction in the carrying value of our proved oil and gas properties, which could adversely affect our results of operations.
     Declines in commodity prices may result in having to make substantial downward adjustments to our estimated proved reserves. If this occurs, or if our estimates of production or economic factors change, accounting rules may require us to write-down, as a noncash charge to earnings, the carrying value of our oil and gas properties for impairments. We are required to perform impairment tests on proved assets whenever events or changes in circumstances warrant a review of our proved oil and gas properties. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of our oil and gas properties, the carrying value may not be recoverable and therefore require a write-down. We may incur impairment charges in the future, which could materially affect our results of operations in the period incurred.
Part of our strategy involves exploratory drilling, including drilling in new or emerging plays. As a result, our drilling results in these areas are uncertain, and the value of our undeveloped acreage will decline if drilling results are unsuccessful.
     The results of our exploratory drilling in new or emerging areas are more uncertain than drilling results in areas that are developed and have established production. Since new or emerging plays and new formations have limited or no production history, we are unable to use past drilling results in those areas to help predict our future drilling results. As a result, our cost of drilling, completing and operating wells in these areas may be higher than initially expected, and the value of our undeveloped acreage will decline if drilling results are unsuccessful.

Our commodity price risk management program may cause us to forego additional future profits or result in our making cash payments to our counterparties.
     To reduce our exposure to changes in the prices of crude oil and natural gas, we have entered into and may in the future enter into additional commodity price risk management arrangements for a portion of our crude oil and natural gas production. The agreements that we have entered into generally have the effect of providing us with a fixed price for a portion of our expected future crude oil and natural gas production over a fixed period of time. Commodity price risk management arrangements expose us to the risk of financial loss and may limit our ability to benefit from increases in crude oil and natural gas prices in some circumstances, including the following:
•	the counterparty to a commodity price risk management contract may default on its contractual obligations to us;

•	there may be a change in the expected differential between the underlying price in a commodity price risk management agreement and actual prices received; or

•	market prices may exceed the prices which we are contracted to receive, resulting in our need to make significant cash payments to our counterparties.
     Our commodity price risk management activities could have the effect of reducing our revenues, net income and the value of our common stock. On a pro forma basis, as of June 30, 2008, the net unrealized loss on our commodity price risk management contracts was approximately $244.0 million. An average increase in the commodity price of $1.00 per barrel of crude oil and $0.10 per Mcf for natural gas from the commodity prices as of June 30, 2008 would have resulted in an increase in the net unrealized loss on our commodity price risk management contracts, as reflected on our pro forma balance sheet as of June 30, 2008, of approximately $5.4 million. We may continue to incur significant unrealized losses in the future from our commodity price risk management activities to the extent market prices increase and our derivatives contracts remain in place.
We may enter into interest rate derivative instruments that would subject us to potential loss of income.
     We may enter into derivative instruments designed to limit the interest rate risk under our current credit facility or any credit facilities we may enter into in the future. These derivative instruments would primarily involve the exchange of a portion of our floating rate interest obligations for fixed rate interest obligations or a cap on our exposure to floating interest rates to reduce our exposure to the volatility of interest rates. While we may enter into instruments limiting our exposure to higher market interest rates, we cannot assure you that any interest rate derivative instruments we implement will be effective; and furthermore, even if effective these instruments may not offer complete protection from the risk of higher interest rates.
     All interest rate derivative instruments involve certain additional risks, such as:
•	the counterparty may default on its contractual obligations to us;

•	there may be issues with regard to the legal enforceability of such instruments;

•	the early repayment of one of our interest rate derivative instruments could lead to prepayment penalties; or

•	unanticipated and significant changes in interest rates may cause a significant loss of basis in the instrument and a change in current period expense.
If we enter into derivative instruments that require us to post cash collateral, our cash otherwise available for use in our operations would be reduced, which could limit our ability to make future capital expenditures.
     The use of derivatives may, in some cases, require the posting of cash collateral with counterparties. If we enter into derivative instruments that require cash collateral and commodity prices or interest rates change in a manner adverse to us, our cash otherwise available for use in our operations would be reduced, which could limit our ability to make future capital expenditures. Future collateral requirements will depend on arrangements with our counterparties and highly volatile crude oil and natural gas prices and interest rates.
Our identified inventory of drilling locations and recompletion opportunities are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.
     Our management has specifically identified and scheduled the drilling and recompletion of our drilling and recompletion opportunities as an estimation of our future multi-year development activities on our existing acreage. On a pro forma basis, as of June 30, 2008, we had identified 3,293 drilling locations with proved undeveloped reserves attributable to 967 of such locations, and 1,389 recompletion opportunities with proved undeveloped reserves attributed to 588 of such opportunities. These identified opportunities represent a significant part of our growth strategy. Our ability to drill and develop these opportunities depends on a number of uncertainties, including (1) our ability to timely drill wells on lands subject to complex development terms and circumstances; and (2) the availability of capital, equipment, services and personnel, seasonal conditions, regulatory and third party approvals, crude oil and natural gas prices, and drilling and recompletion costs results. Because of these uncertainties, we may never drill or recomplete the numerous potential opportunities we have identified or produce crude oil or natural gas from these or any other potential opportunities. As such, our actual development activities may materially differ from those presently identified, which could adversely affect our production, revenues and results of operations.
On a pro forma basis, approximately 44% of our total estimated net proved reserves as of December 31, 2007, were undeveloped, and those reserves may not ultimately be developed.
     On a pro forma basis, as of December 31, 2007, approximately 44% of our total estimated net proved reserves were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling. Our reserve data assumes that we can and will make these expenditures and conduct these operations successfully. These assumptions, however, may not prove correct. If we choose not to spend the capital to develop these reserves, or if we are not able to successfully develop these reserves, we will be required to write-off these reserves. Any such write-offs of our reserves could reduce our ability to borrow money and could reduce the value of our common stock.
Because we do not control the development of the properties in which we own interests, but do not operate, we may not be able to achieve any production from these properties in a timely manner.
     On a pro forma basis, as of December 31, 2007, approximately 9% of our PV-10 was attributable to properties for which we were not the operator. As a result, the success and timing of drilling and development activities on such nonoperated properties depend upon a number of factors, including:
•	the nature and timing of drilling and operational activities;

•	the timing and amount of capital expenditures;

•	the operators’ expertise and financial resources;

•	the approval of other participants in such properties; and

•	the selection of suitable technology.
     If drilling and development activities are not conducted on these properties or are not conducted on a timely basis, we may be unable to increase our production or offset normal production declines, which may adversely affect our production, revenues and results of operations.

Unless we replace our crude oil and natural gas reserves, our reserves and production will decline, which would adversely affect our cash flow, our ability to raise capital and the value of our common stock.
     Unless we conduct successful development, exploitation and exploration activities or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing crude oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future crude oil and natural gas reserves and production, and therefore our cash flow and results of operations, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. The value of our common stock and our ability to raise capital will be adversely impacted if we are not able to replace our reserves that are depleted by production. We may not be able to develop, exploit, find or acquire sufficient additional reserves to replace our current and future production.
We may be unable to make attractive acquisitions or integrate acquired companies, and any inability to do so may disrupt our business and hinder our ability to grow through the acquisition of businesses.
     One aspect of our business strategy calls for acquisitions of businesses that complement or expand our current business. We may not be able to identify attractive acquisition opportunities. Even if we do identify attractive candidates, we may not be able to complete the acquisition of them or do so on commercially acceptable terms.
     In addition, our credit facility imposes certain direct limitations on our ability to enter into mergers or combination transactions involving our company. Our credit facility also limits our ability to incur certain indebtedness, which could indirectly limit our ability to engage in acquisitions of businesses. If we desire to engage in an acquisition that is otherwise prohibited by our credit facility, we will be required to seek the consent of our lenders in accordance with the requirements of the facility, which consent may be withheld by the lenders under our credit facility in their discretion. Furthermore, given the current situation in the credit markets, many leaders are reluctant to provide consents in any circumstances, including to allow accretive transactions.
     If we acquire another business, we could have difficulty integrating its operations, systems, management and other personnel and technology with our own. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. In addition, we may incur additional debt or issue additional equity to pay for any future acquisitions, subject to the limitations described above.
If we are unable to integrate Henry Petroleum LP, the affiliated entities and the related along-side interests as expected, our future financial performance may be negatively impacted.
     The integration of aquired businesses and operations with our existing business and operations has been and will continue to be a complex, time-consuming and costly process, specifically including the Henry Entities’ businesses and operations, given that Henry Petroleum LP, the affiliated entities and the related along-side interests substantially increased our size and diversified the geographic areas in which we operate. A failure to successfully integrate the Henry Entities’ businesses and operations with our existing and other business and operations in a timely manner may have a material adverse effect on our production, revenues and results of operations. The difficulties of combining the acquired operations include, among other things:
•	operating a larger combined organization and adding operations;

•	difficulties in the assimilation of the assets and operations of the acquired business;

•	vendor or key employee losses from the acquired business;

•	changes in key supply relationships related to the acquired business;

•	integrating personnel from diverse business backgrounds and organizational cultures;

•	developing and maintaining an effective system of internal controls related to the acquired business;

•	integrating internal controls, compliance under the Sarbanes-Oxley Act of 2002 and other regulatory compliance and corporate governance matters;

•	an inability to complete other internal growth projects and/or acquisitions due to constraints on time and resources;

•	difficulties integrating new technology systems that we have not historically used in our operations or financial reporting;

•	an increase in our indebtedness;

•	potential environmental or regulatory compliance matters or liabilities including, but not limited to potential matters associated with the Environmental Protection Agency and the Texas Commission on Environmental Quality, and title issues, including liabilities arising from the operation of the acquired business before the acquisition; and

•	coordinating and consolidating corporate and administrative functions.
     Further, unexpected costs, liabilities and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing, or a reduction or elimination of, the expected benefits of the acquisition.
The acquisition of Henry Petroleum LP, certain affiliated entities and the related acquisition of the along-side interests could expose us to potentially significant liabilities.
     In connection with the acquisition of Henry Petroleum LP, certain affiliated entities and the related acquisition of the along-side interests, we purchased all of the sellers’ interests in the Henry Entities, rather than individual assets; therefore, the Henry Entities retained their liabilities, subject to certain exclusions and limitations contained in the purchase agreement, including certain unknown and contingent liabilities. We performed due diligence in connection with the acquisition of Henry Petroleum LP, certain affiliated entities and the related acquisition of the along-side interests and attempted to verify the representations of the sellers and of the former management of the Henry Entities, but there may be threatened, contemplated or contingent claims against the Henry Entities related to environmental, title, regulatory, tax, contract, litigation or other matters of which we are unaware. Although the sellers agreed to indemnify us on a limited basis against certain liabilities, these indemnification obligations will expire over time and expose us to unindemnified liabilities, which could materially adversely affect our production, revenues and results of operations.
Properties acquired may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.
     We obtained the majority of our current reserve base through acquisitions of producing properties and undeveloped acreage, including those owned by the Henry Entities. We expect acquisitions will continue to contribute to our future growth. Successful acquisitions of oil and gas properties require an assessment of a number of factors, including estimates of recoverable reserves, the timing of recovering reserves, exploration potential, future crude oil and natural gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and we cannot make these assessments with a high degree of accuracy. In connection with our assessments, we perform a review of the acquired properties. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise.
     We are generally not entitled to contractual indemnification for preclosing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties.

Competition in the oil and gas industry is intense, making it more difficult for us to acquire properties, market crude oil and natural gas and secure trained personnel.
     We operate in a highly competitive environment for acquiring properties, marketing crude oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in the areas in which we operate. Those companies may be able to pay more for productive oil and gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. In addition, those companies may be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer. The cost to attract and retain qualified personnel has increased over the past few years due to competition and may increase substantially in the future. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and gas industry. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital. Our failure to acquire properties, market crude oil and natural gas and secure trained personnel and increased compensation for trained personnel could have a material adverse effect on our production, revenues and results of operations.
Shortages of oilfield equipment, services and qualified personnel could delay our drilling program and increase the prices we pay to obtain such equipment, services and personnel.
     The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and gas industry can fluctuate significantly, often in correlation with crude oil and natural gas prices, causing periodic shortages. Historically, there have been shortages of drilling and workover rigs, pipe and other oilfield equipment as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher crude oil and natural gas prices generally stimulate demand and result in increased prices for drilling and workover rigs, crews and associated supplies, equipment and services. It is beyond our control and ability to predict whether these conditions will exist in the future and, if so, what their timing and duration will be. These types of shortages or price increases could significantly decrease our profit margin, cash flow and operating results, or restrict our ability to drill the wells and conduct the operations which we currently have planned and budgeted or which we may plan in the future.
Our exploration and development drilling may not result in commercially productive reserves.
     Drilling activities are subject to many risks, including the risk that commercially productive reservoirs will not be encountered. New wells that we drill may not be productive, or we may not recover all or any portion of our investment in such wells. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that crude oil or natural gas is present or may be produced economically. Drilling for crude oil and natural gas often involves unprofitable efforts, not only from dry holes but also from wells that are productive but do not produce sufficient net reserves to return a profit at then realized prices after deducting drilling, operating and other costs. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Further, our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including:
•	unexpected drilling conditions;

•	title problems;

•	pressure or lost circulation in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental or contractual requirements; and

•	increases in the cost of, or shortages or delays in the availability of, electricity, supplies, materials, drilling or workover rigs, equipment and services.
We periodically evaluate our unproved oil and gas properties, and could be required to recognize noncash charges in the earnings of future periods.
     On a pro forma basis, as of June 30, 2008, we carried unproved property costs of $489.3 million. GAAP requires periodic evaluation of these costs on a project-by-project basis in comparison to their estimated fair value. These evaluations will be affected by the results of exploration activities, commodity price outlooks, planned future sales or expiration of all or a portion of the leases, contracts and permits appurtenant to such projects. If the quantity of potential reserves determined by such evaluations is not sufficient to fully recover the cost invested in each project, we will recognize noncash charges in the earnings of future periods.
We may incur substantial losses and be subject to substantial liability claims as a result of our crude oil and natural gas operations. In addition, we may not be insured for, or our insurance may be inadequate to protect us against, these risks.
     We are not insured against all risks. Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations. Our crude oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing crude oil and natural gas, including the possibility of:
•	environmental hazards, such as uncontrollable flows of crude oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination;

•	abnormally pressured or structured formations;

•	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

•	fires, explosions and ruptures of pipelines;

•	personal injuries and death; and

•	natural disasters.
     Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to us as a result of:
•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.
     We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not covered or not fully covered by insurance could have a material adverse effect on our production, revenues and results of operations.
Market conditions or operational impediments may hinder our access to crude oil and natural gas markets or delay our production.
     Market conditions or the unavailability of satisfactory crude oil and natural gas processing or transportation arrangements may hinder our access to crude oil and natural gas markets or delay our production. The availability of a ready market for our crude oil and natural gas production depends on a number of factors, including the demand for and supply of crude oil and natural gas, the proximity of reserves to pipelines and terminal facilities, competition for such facilities and the inability of such facilities to gather, transport or process our production due to shutdowns or curtailments arising from mechanical, operational or weather related matters, including hurricanes and other severe weather conditions. Our ability to market our production depends in substantial part on the availability and capacity of gathering and transportation systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could have a material adverse effect on our business, financial condition and results of operations. We may be required to shut in wells due to lack of a market or inadequacy or unavailability of crude oil, natural gas liquids or natural gas pipeline or gathering, transportation or processing capacity. If that were to occur, then we would be unable to realize revenue from those wells until suitable arrangements were made to market our production.
We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, timing, manner or feasibility of conducting our operations.
     Our crude oil and natural gas exploration, development and production, and saltwater disposal operations are subject to complex and stringent laws and regulations. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state, local and governmental authorities. We may incur substantial costs and experience delays in order to maintain compliance with these existing laws and regulations. In addition, our costs of compliance may increase or our operations may be otherwise adversely affected if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations. These and other costs could have a material adverse effect on our production, revenues and results of operations.
     Our business is subject to federal, state and local laws and regulations as interpreted and enforced by governmental authorities possessing jurisdiction over various aspects of the exploration for, and the production of, crude oil and natural gas. Failure to comply with such laws and regulations, as interpreted and enforced, could have a material adverse effect on our production, revenues and results of operations.
Our operations expose us to significant costs and liabilities with respect to environmental and operational safety matters.
     We may incur significant delays, costs and liabilities as a result of environmental, health and safety requirements applicable to our crude oil and natural gas exploration, development and production, and saltwater disposal activities. These delays, costs and liabilities could arise under a wide range of federal, state and local laws and regulations relating to protection of the environment, health and safety, including regulations and enforcement policies that have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, and, to a lesser extent, issuance of injunctions to limit or cease operations. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations.

     Strict as well as joint and several liability may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. New laws, regulations or enforcement policies could be more stringent and impose unforeseen liabilities or significantly increase compliance costs. If we were not able to recover the resulting costs through insurance or increased revenues, our production, revenues and results of operations could be adversely affected.
The loss of our chief executive officer or our chief operating officer or other key personnel could negatively impact our ability to execute our business strategy.
     We depend, and will continue to depend in the foreseeable future, on the services of Timothy A. Leach, our chairman of the board and chief executive officer, Steven L. Beal, our president and chief operating officer, our other executive officers and our key employees who have extensive experience and expertise in evaluating and analyzing producing oil and gas properties and drilling prospects, maximizing production from oil and gas properties, marketing oil and gas production, and developing and executing acquisition, financing and hedging strategies. Our ability to hire and retain our officers and key employees is important to our continued success and growth. The unexpected loss of the services of one or more of these individuals could negatively impact our ability to execute our business strategy.
Uncertainties associated with enhanced recovery methods may result in us not realizing an acceptable return on our investments in such projects.
     We inject water into formations on some of our properties to increase the production of crude oil and natural gas. We may in the future expand these efforts to more of our properties or employ other enhanced recovery methods in our operations. The additional production and reserves attributable to the use of enhanced recovery methods are inherently difficult to predict. If our enhanced recovery methods do not allow for the extraction of crude oil and natural gas in a manner or to the extent that we anticipate, we may not realize an acceptable return on our investments in such projects.
Our indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.
     We now have, and will continue to have, a significant amount of indebtedness, and the terms of our credit facility require us to pay higher interest rate margins as we utilize a larger percentage of our available borrowing base. On a pro forma basis, as of June 30, 2008, our total debt was $666.8 million. Assuming our total debt outstanding on a pro forma basis as of June 30, 2008 was held constant, if interest rates had been higher or lower by 1% per annum, interest expense for the year ended December 31, 2007 would have increased or decreased by approximately $6.7 million. On a pro forma basis, as of June 30, 2008, our total borrowing capacity under our credit facility was $960 million, of which $293.2 million was available.
     Our current and future indebtedness could have important consequences to you. For example, it could:
•	impair our ability to make investments and obtain additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes;

•	limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal and interest payments on our indebtedness;

•	limit our ability to borrow funds that may be necessary to operate or expand our business;

•	put us at a competitive disadvantage to competitors that have less debt;

•	increase our vulnerability to interest rate increases; and

•	hinder our ability to adjust to rapidly changing economic and industry conditions.

     Our ability to meet our debt service and other obligations may depend in significant part on the extent to which we can successfully implement our business strategy. We may not be able to implement or realize the benefits of our business strategy.
Our credit facility imposes restrictions on us that may affect our ability to successfully operate our business.
     Our credit facility limits our ability to take various actions, such as:
•	incurring additional indebtedness;

•	paying dividends;

•	creating certain additional liens on our assets;

•	entering into sale and leaseback transactions;

•	making investments;

•	entering into transactions with affiliates;

•	making material changes to the type of business we conduct or our business structure;

•	making guarantees;

•	disposing of assets in excess of certain permitted amounts;

•	merging or consolidating with other entities; and

•	selling all or substantially all of our assets.
     In addition, our credit facility requires us to maintain certain financial ratios and to satisfy certain financial conditions, which may require us to reduce our debt or take some other action in order to comply with each of them.
     These restrictions could also limit our ability to obtain future financings, make needed capital expenditures, withstand a downturn in our business or the economy in general, or otherwise conduct necessary corporate activities. We also may be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under our credit facility.
A terrorist attack or armed conflict could harm our business by decreasing our revenues and increasing our costs.
     Terrorist activities, anti-terrorist efforts and other armed conflict involving the United States may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur or escalate, the resulting political instability and societal disruption could reduce overall demand for crude oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenue. Crude oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if significant infrastructure or facilities we use for the production, transportation or marketing of our crude oil and natural gas production are destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Risks Relating to Our Common Stock
Our restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.
     Our restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:
•	the organization of our board of directors as a classified board, which allows no more than approximately one-third of our directors to be elected each year;

•	stockholders cannot remove directors from our board of directors except for cause and then only by the holders of not less than 66 2/3% of the voting power of all outstanding voting stock;

•	the prohibition of stockholder action by written consent; and

•	limitations on the ability of our stockholders to call special meetings and establish advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders.
Because we have no plans to pay dividends on our common stock, stockholders must look solely to stock appreciation for a return on their investment in us.
     We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. The terms of our existing credit facility restricts the payment of dividends without the prior written consent of the lenders. Stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment.
The availability of shares for sale in the future could reduce the market price of our common stock.
     In the future, we may issue securities to raise cash for acquisitions, the payment of our indebtedness or other purposes. We may also acquire interests in other companies by using a combination of cash and our common stock or solely our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in us and have an adverse impact on the price of our common stock.
     In addition, sales of a substantial amount of our common stock in the public market or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

USE OF PROCEEDS
     We will incur all of the costs associated with the registration of the shares offered by this prospectus other than underwriting discounts and selling commissions, if any. Please read “Plan of Distribution.”
     The shares offered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. Therefore, any proceeds from the sale of our shares will be received by the selling stockholders for their own account, and we will not receive any proceeds from the sale of our shares offered by this prospectus.
DESCRIPTION OF THE SHARES
     The following summary of our capital stock, restated certificate of incorporation and amended and restated bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our restated certificate of incorporation and amended and restated bylaws, forms of which are incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008.
     Our authorized capital stock consists of 300,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share.
Common stock
     As of October 20, 2008, we had 84,639,619 shares of voting common stock outstanding, including 381,867 shares of restricted stock. The shares of restricted stock have voting rights, rights to receive dividends and are subject to certain forfeiture restrictions.
     Our common stock commenced trading on the NYSE under the symbol “CXO” on August 3, 2007 in connection with our initial public offering. As of October 20, 2008, there were 240 holders of record of our common stock.
     We have not paid, and do not intend to pay in the foreseeable future, cash dividends on our common stock.
     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election.
     Holders of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of preferred stock that may be outstanding at the time such dividends are declared. Upon the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
     There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.
Preferred stock
     Under the terms of our restated certificate of incorporation, our board of directors is authorized to designate and issue shares of preferred stock in one or more series without further vote or action by our stockholders. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, it is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:
•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company.
     We currently have no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.
Anti-takeover provisions of our restated certificate of incorporation and amended and restated bylaws
     Our restated certificate of incorporation and amended and restated bylaws contain several provisions that could delay or make more difficult the acquisition of us through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.
Written consent of stockholders
     Our restated certificate of incorporation and amended and restated bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent.
Special meetings of stockholders
     Subject to the rights of the holders of any series of preferred stock, our amended and restated bylaws provide that special meetings of the stockholders may only be called by the chairman of the board of directors or by the resolution of our board of directors approved by a majority of the total number of authorized directors. No business other than that stated in a notice may be transacted at any special meeting.
Advance notice procedure for director nominations and stockholder proposals
     Our amended and restated bylaws provide that adequate notice must be given to nominate candidates for election as directors or to make proposals for consideration at annual meetings of our stockholders. For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have delivered a written notice to the Secretary of our company at our principal executive offices not less than 45 calendar days nor more than 75 calendar days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 calendar days before or more than 30 calendar days after the first anniversary of the date of the preceding year’s annual meeting notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement, if any, of the date of such meeting is first made by us.
     Nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to our notice of meeting (i) by or at the direction of our board of directors, or (ii) by any stockholder of our company who is a stockholder of record at the time of the giving of notice of the meeting, who is entitled to vote at the meeting and who complies with the notice procedures set forth in our amended and restated bylaws. In the event we call a special meeting of stockholders for the purpose of electing one or more directors to our board of directors, any stockholder may nominate a person or persons (as the case may be) for election to such position(s) if the stockholder provides written notice to the Secretary of our company at our principal executive offices not earlier than the close of business on the 120th calendar day prior to such special meeting, nor later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement, if any, is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at such meeting.
     These procedures may operate to limit the ability of stockholders to bring business before a stockholders meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders
Classified board
     Our restated certificate of incorporation divides our directors into three classes serving staggered three-year terms. As a result, stockholders will elect approximately one-third of the board of directors each year. This provision, when coupled with provisions of our restated certificate of incorporation authorizing only the board of directors to fill vacant or newly created directorships or increase the size of the board of directors and provisions providing that directors may only be removed for cause and then only by the holders of not less than 66 2/3% of the voting power of all outstanding voting stock, may deter a stockholder from gaining control of our board of directors by removing incumbent directors or increasing the number of directorships and simultaneously filling the vacancies or newly created directorships with its own nominees.
Authorized capital stock
     Our restated certificate of incorporation contains provisions that the authorized but unissued shares of common stock and preferred stock are available for future approval, subject to various limitations imposed by the New York Stock Exchange. These additional shares may be utilized for a variety of corporate purposes, including public offerings to raise capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make it more difficult or discourage an attempt to obtain control or our company by means of a proxy contest, tender offer, merger or otherwise.
Amendment of bylaws
     Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and amended and restated bylaws grant our board the power to adopt, amend and repeal our amended and restated bylaws on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our amended and restated bylaws but only at any regular or special meeting of stockholders by the holders of not less than 66 2/3% of the voting power of all outstanding voting stock.
Limitation of liability of directors
     Our restated certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:
•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;

•	for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and

•	for any transaction from which the director derived an improper personal benefit.
     The effect of these provisions is to eliminate our rights and our stockholders’ rights, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Delaware takeover statute
     We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
     In general, Section 203 defines a business combination to include the following:
•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition (in one transaction or a series of transactions) of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
     In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Transfer agent and registrar
     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SELLING STOCKHOLDERS
     The following table sets forth information relating to the selling stockholders’ beneficial ownership of our shares as of October 14, 2008. This prospectus covers the offering for resale from time to time of up to 8,302,894 shares owned by the selling stockholders. As used herein, “selling stockholders” includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus.
     No offer or sale under this prospectus may be made by a stockholder unless that holder is listed in the table below, in a supplement to this prospectus or in an amendment to the related registration statement that has become effective under the Securities Act. We will supplement or amend this prospectus to include additional selling stockholders upon request and upon provision of all required information to us, subject to the terms of the Registration Rights Agreement dated as of July 31, 2008, between us and certain of the selling stockholders (the “Registration Rights Agreement”) with respect to shares owned by those selling stockholders.
     The following table and related footnotes set forth:
•	the name of each selling stockholder;

•	if different, the name of the natural person(s) who exercise(s) sole/shared voting and/or investment power with respect to the shares;

•	the amount of our shares beneficially owned by such stockholder prior to the offering;

•	the amount being offered for the stockholder’s account; and

•	the amount to be owned by such stockholder after completion of the offering (assuming the sale of all shares offered by this prospectus).
     Unless otherwise indicated, none of the selling stockholders is a broker-dealer registered under Section 15 of the Exchange Act, or an affiliate of a broker-dealer registered under Section 15 of the Exchange Act.
     We prepared the table based on information supplied to us by the selling stockholders. We have not sought to verify such information. The percentages of shares beneficially owned and being offered are based on the number of shares that were outstanding as of October 20, 2008, unless otherwise stated in the footnotes to the table below. Additionally, some or all of the selling stockholders may have sold or transferred some or all of their shares in exempt or non-exempt transactions since such date. Other information about the selling stockholders may also change over time.

			Number of Shares
	Number of Shares		Beneficially Owned	Percent
	Beneficially Owned	Number of Shares	After Completion	Owned
	Prior to Offering	Being Offered	Of the Offering	After Offering
Fidelity Puritan Trust: Fidelity Balanced Fund (1)	607,780	607,780	0	*
Fidelity Advisor Series I: Fidelity Advisor Balanced Fund (1)	29,582	29,582	0	*
Variable Insurance Products Fund III: Balanced Portfolio(1)	26,870	26,870	0	*
Alger MidCap Growth Institutional Fund(2)	471,100	212,500	258,600	*
Alger Capital Appreciation Fund(2)	208,325	208,325	0	*
Alger Capital Appreciation Institutional Fund(2)	170,100	170,100	0	*
Alger American Capital Appreciation Portfolio(2)	90,000	90,000	0	*

			Number of Shares
	Number of Shares		Beneficially Owned	Percent
	Beneficially Owned	Number of Shares	After Completion	Owned
	Prior to Offering	Being Offered	Of the Offering	After Offering
Kaiser Permanente Investment Fund 3(3)	89,800	89,800	0	*
Alger Midcap Growth Fund(2)	158,900	74,400	84,500	*
The Spectra Funds — The Spectra Fund(2)	66,700	66,700	0	*
V.F. Corporation(3)	49,100	49,100	0	*
The Alger American Fund Midcap Growth Portfolio(2)	75,600	35,600	40,000	*
Alger SmallCap Growth Institutional Fund(2)	430,710	28,650	402,060	*
Pacific Select Fund Small-Cap Growth Portfolio(2)	364,800	27,000	337,800	*
Alger SMidCap Growth Fund(2)	262,050	17,000	245,050	*
Alger American SmallCap Growth Portfolio(2)	210,730	16,100	194,630	*
Alger SmallCap Growth Fund(2)	193,871	13,700	180,171	*
Robert D. Kern & Patricia Kern 1992 Revocable Trust (4)	10,600	10,600	0	*
Ameritas Midcap Portfolio(3)	20,250	8,950	11,300	*
American Red Cross Retirement(3)	27,350	6,350	21,000	*
Kern Family Foundation Inc.(5)	5,950	5,950	0	*
Sisters of the Holy Cross Augusta Fund #1(5)	5,800	5,800	0	*
Illinois Teachers’ Retirement System(3)	71,200	5,100	66,100	*
St. Thomas Church General Fund A/C #2(3)	4,450	4,450	0	*
American Red Cross(3)	14,850	3,300	11,550	*
Alger Dynamic Return Fund LLC Long Account(6)	1,620	1,620	0	*
Phoenix Edge Series Fund: Small Cap Growth Series(13)	1,385	1,385	0	*
Pacific Life Funds PL Small-Cap Growth Fund.(3)	15,400	1,250	14,150	*
Presentation of Capital Asset Program II (6)	1,165	1,165	0	*
Wisdom Charitable Trust (6)	1,125	1,125	0	*
Illinois Teachers’ Retirement System-POB(3)	12,370	890	11,480	*
Alger 130/30 Long Account(6)	850	850	0	*
Franciscan Sisters of the Atonement (6)	790	790	0	*
Congregation of the Sisters of St. Joseph of Springfield (6)	735	735	0	*
Sisters of Saint Ursula (6)	650	650	0	*
The City of Winston Salem (5)	6,565	480	6,085	*
Ohio Highway Patrol Retirement System(5)	5,770	420	5,350	*
Shelburne Shirt Co. (6)	370	370	0	*
Weld County Retirement Plan(3)	330	330	0	*
The Baptist Foundation of Oklahoma(3)	2,110	265	1,845	*
Detroit Province of the Society of Jesus(7)	2,130	155	1,975	*
Brisson Fund(8)	795	150	645	*
Knott Scholarship Fund(3)	1,915	140	1,775	*
Alger Growth Opportunities Fund(2)	2,460	105	2,355	*

			Number of Shares
	Number of Shares		Beneficially Owned	Percent
	Beneficially Owned	Number of Shares	After Completion	Owned
	Prior to Offering	Being Offered	Of the Offering	After Offering
Alger American Smallcap and Midcap Growth Fund(2)	725	55	670	*
Delta Offshore Master, Ltd.(9)	784,780	784,780	0	*
Delta Institutional, L.P.(9)	437,000	437,000	0	*
Trafelet Cayman, Ltd.(9)	175,200	175,200	0	*
Delta US Partners, L.P.(9)	135,200	135,200	0	*
Delta Pleiades, L.P.(9)	79,400	79,400	0	*
Delta Onshore, L.P.(9)	49,000	49,000	0	*
Highbridge International LLC (10)	1,488,405	1,087,405	401,000	*
Highbridge Global Natural Resources, L.P.(10)	384,000	75,000	309,000	*
Prudential Retirement(11)	420,000	109,000	311,000	*
Managers Investment Group, LLC(11)	285,016	76,216	208,800	*
PG&E Corporation(11)	60,400	15,800	44,600	*
IBM Retirement Fund(11)	42,100	12,400	29,700	*
GuideStone Capital Management(11)	44,300	12,300	32,000	*
Chevron Corporation(11)	40,100	10,500	29,600	*
Savings Banks Employees Retirement Association (11)	40,000	10,000	30,000	*
Cox Enterprises, Inc.(11)	33,800	9,800	24,000	*
Managers Investment Group, LLC(11)	31,800	9,800	22,000	*
UFCW International Union(11)	36,500	9,500	27,000	*
National Automatic Sprinkler Industry(11)	33,600	8,800	24,800	*
CBS Corporation(11)	17,900	4,600	13,300	*
Invensys, Inc.(11)	15,000	4,300	10,700	*
BlueCross & BlueShield of Minnesota(11)	16,200	4,200	12,000	*
Alcon Laboratories, Inc.(11)	6,500	3,700	2,800	*
Ciba Corporation (USA)(11)	13,100	3,700	9,400	*
American Legacy Fund(11)	11,400	2,800	8,600	*
The Kemper and Ethel Marley Foundation(11)	10,200	2,700	7,500	*
UFCW Local 7(11)	9,900	2,600	7,300	*
Ciba Corporation (USA)(11)	8,200	2,400	5,800	*
Barnes Group Inc.(11)	7,700	2,300	5,400	*
Bopa, Inc.(11)	8,000	2,100	5,900	*
The Heinz Endowments(11)	7,700	2,000	5,700	*
Bopa, Inc.(11)	7,300	2,000	5,300	*
Howard University(11)	6,300	1,700	4,600	*
American College of Surgeons(11)	6,000	1,700	4,300	*
PG&E Corporation(11)	5,700	1,400	4,300	*
BlueCross & BlueShield of Minnesota(11)	5,100	1,300	3,800	*
Howard University(11)	4,500	1,100	3,400	*
UFCW Local 7(11)	3,100	800	2,300	*
Bates College(11)	1,400	400	1,000	*
Jafasa 1999 Irrevocable Delaware Trust(11)	900	200	700	*
American Funds Insurance Series- Growth Fund(12)	3,321,156	3,321,156	0	*

	11,819,585	8,302,894	3,516,691

*	Percentage beneficially owned after completion of the offering is less than 1%.

(1)	This stockholder is a registered investment fund advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment advisor under the Investment Advisors Act of 1940, as amended, FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, as amended.

Edward C. Johnson 3rd, FMR Corp., through its control of FMR Co., and the fund each has sole power to dispose of securities owned by the fund.

Neither FMR Corp. nor Edward C Johnson 3rd, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the fund, which power resides with the fund’s Board of Trustees.

Representatives of the fund have informed us that it is an affiliate of a broker-dealer and the fund purchased our common stock in the ordinary course of business and, at the time of the purchase of our common stock to be resold, the fund did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes or conversion shares.

The fund does not intend to sell, transfer, assign, pledge or hypothecate or otherwise enter into any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities through an affiliated broker-dealer.

Share numbers in the table do not include an aggregate of 10,212,958 our common stock owned by funds managed by an affiliate of the selling shareholders.

(2)	Representatives of this stockholder have advised us that this stockholder is an affiliate of a U.S. registered broker-dealer; however, this stockholder acquired the shares of our common stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the shares of our common stock held by this stockholder. Michael D. Martins, Sergio Pavone and Anthony Caputo hold the voting and dispositive power with respect to the shares of our common stock held by this stockholder.

(3)	Representatives of this stockholder have advised us that this stockholder is an affiliate of a U.S. registered broker-dealer; however, this stockholder acquired the shares of our common stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the shares of our common stock held by this stockholder. Gold Medallion Stamp issued by State Street Bank and Trust Company holds the voting and dispositive power with respect to the shares of our common stock held by this stockholder.

(4)	Representatives of this stockholder have advised us that this stockholder is an affiliate of a U.S. registered broker-dealer; however, this stockholder acquired the shares of our common stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the shares of our common stock held by this stockholder. Robert D. Kern & Patricia E. Kern hold the voting and dispositive power with respect to the shares of our common stock held by this stockholder.

(5)	Representatives of this stockholder have advised us that this stockholder is an affiliate of a U.S. registered broker-dealer; however, this stockholder acquired the shares of our common stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the shares of our common stock held by this stockholder. All officers of U.S. Bank hold the voting and dispositive power with respect to the shares of our common stock held by this stockholder.

(6)	Representatives of this stockholder have advised us that this stockholder is an affiliate of a U.S. registered broker-dealer; however, this stockholder acquired the shares of our common stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the shares of our common stock held by this stockholder. Hal Liebes and Mike DiMeglio hold the voting and dispositive power with respect to the shares of our common stock held by this stockholder.

(7)	Representatives of this stockholder have advised us that this stockholder is an affiliate of a U.S. registered broker-dealer; however, this stockholder acquired the shares of our common stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the shares of our common stock held by this stockholder. Father Dixon holds the voting and dispositive power with respect to the shares of our common stock held by this stockholder.

(8)	Representatives of this stockholder have advised us that this stockholder is an affiliate of a U.S. registered broker-dealer; however, this stockholder acquired the shares of our common stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the shares of our common stock held by this stockholder. James Greenfeld holds the voting and dispositive power with respect to the shares of our common stock held by this stockholder.

(9)	Trafelet Capital Management, LP is the investment manager for this selling stockholder. Trafelet & Co., LLC is the general partner of Trafelet Capital Management, LP. The selling stockholder has indicated that Remy Trafelet, the managing member of the general partner, may be deemed to be the beneficial owner of our shares of common stock held by this selling stockholder. Remy Trafelet holds the voting and dispositive power with respect to the shares of our common stock held by this stockholder.

(10)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and Highbridge Global Natural Resources, L.P. and has voting control and investment discretion over the securities held by Highbridge International LLC and Highbridge Global Natural Resources, L.P. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC and Highbridge Global Natural Resources, L.P. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC and Highbridge Global Natural Resources, L.P.

(11)	TimeSquare Capital Management, LLC holds the voting and dispositive power with respect to the shares of our common stock held by this stockholder.

(12)	Capital Research and Management Company, the investment advisor to the selling stockholder, has a wholly owned subsidiary that is an NASD member, the sole function of which is to act as principal underwriter and distributor of mutual funds.

The selling stockholder is an investment company registered under the Investment Company Act of 1940, as amended. Capital Research and Management Company, or CRMC, an investment advisor registered under the Investment Advisors Act of 1940, is the investment advisor to this selling stockholder. CRMC provides investment advisory services to this selling stockholder through its division Capital World Investors, or CWI. In that capacity, CWI may be deemed to be the beneficial owner of shares held by this selling stockholder. CWI, however, disclaims such beneficial ownership. Representatives of this stockholder have advised us that this stockholder is an affiliate of a U.S. registered broker-dealer; however, this stockholder acquired the shares of our common stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the shares of our common stock held by this stockholder.

(13)	Representatives of this stockholder have advised us that this stockholder is an affiliate of a U.S. registered broker-dealer; however, this stockholder acquired the shares of our common stock in the ordinary course of business and, at the time of the acquisition, had no agreements or understandings, directly or indirectly, with any party to distribute the shares of our common stock held by this stockholder. Variable Annuity and Life Insurance Contract owners hold the voting and dispositive power with respect to the shares of our common stock held by this stockholder.
PLAN OF DISTRIBUTION
     We are registering shares to permit the resale of these shares by the holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares.
     The selling stockholders may sell all or a portion of the shares beneficially owned and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
     If the selling stockholders effect such transactions by selling shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging in positions they assume. The selling stockholders may also sell shares short and deliver shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares to broker-dealers that in turn may sell such shares.
     The selling stockholders may pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling stockholders and any broker-dealer participating in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
     Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
     There can be no assurance that the selling stockholders will sell any or all of the shares registered pursuant to the shelf registration statement, of which this prospectus forms a part.
     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act or the Securities Act, and the rules and regulations there under, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.
     We will pay all expenses of the registration of the shares pursuant to the Registration Rights Agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the Registration Rights Agreement, or we may be entitled to contribution.
     Once sold under the registration statement, of which this prospectus forms a part, the shares will be freely tradable in the hands of persons other than our affiliates.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and other reports and other information with the SEC under the Exchange Act. You may read and copy any reports, statements or other information filed by us at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C, 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.
     We incorporate by reference information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus that will automatically supersede that information. You should not assume that the information in this prospectus is current as of any date other than the date on the front page of this prospectus.

     The following documents are incorporated by reference in this prospectus, provided, that we are not incorporating by reference any documents or information deemed to have been furnished and not filed in accordance with SEC rules:
•	Our 2008 Proxy Statement filed with the SEC on April 29, 2008;

•	Our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 28, 2008;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 14, 2008;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the SEC on August 13, 2008; and

•	Our Current Reports on Form 8-K, filed on February 28, 2008, March 4, 2008, March 26, 2008, May 23, 2008, May 28, 2008, June 3, 2008, June 6, 2008, June 9, 2008, August 6, 2008 (and as amended by an 8-K/A filed October 7, 2008) and August 29, 2008.
     We also incorporate by reference all documents we may subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of the registration statement of which this prospectus is a part and prior to the termination of the offering. The most recent information that we file with the SEC automatically updates and supersedes older information. The information contained in any such filing will be deemed to be a part of this prospectus, commencing on the date on which the document is filed.
     You may request a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:
Concho Resources Inc.
Attn: Corporate Secretary
550 West Texas Avenue
Suite 100
Midland, Texas 79701
(432) 683-7443
     We also make available free of charge on our internet website at http://www.conchoresources.com our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.
LEGAL MATTERS
     The validity of the shares of common stock will be passed upon for us by Vinson & Elkins LLP, Houston, Texas. Any underwriters will be advised about issues relating to any offering by their own legal counsel.
EXPERTS
     The consolidated financial statements of Concho Resources Inc. and subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 have been incorporated by reference herein in reliance upon the report of Grant Thornton LLP, independent registered public accountants, and upon the authority of said firm as experts in giving said reports.

     The special-purpose combined financial statements of the Henry Group Properties as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 have been incorporated by reference herein in reliance upon the report of Davis, Kinard & Co., P.C., independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
INDEPENDENT PETROLEUM ENGINEERS
     Certain estimates of our net crude oil and natural gas reserves and related information included in this prospectus have been derived from engineering reports prepared by Netherland, Sewell & Associates, Inc. and Cawley, Gillespie & Associates, Inc. All such information has been so included on the authority of such firms as experts regarding the matters contained in their reports.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
          Set forth below are the expenses, other than underwriting discounts and commissions, expected to be incurred in connection with the issuance and distribution of the securities registered hereby. All the expenses will be incurred by us and not by the selling stockholders. With the exception of the SEC registration fee, the amounts set forth below are estimates.

SEC registration fee	$8,226
Printing expenses	15,000
Accounting fees and expenses	35,000
Legal fees and expenses	30,000
Miscellaneous	10,000

Total	$98,226

Item 15. Indemnification of Directors and Officers
          Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Our restated certificate of incorporation and amended and restated bylaws provide that indemnification shall be to the fullest extent permitted by the DGCL for all our current or former directors or officers. As permitted by the DGCL, our restated certificate of incorporation provides that we will indemnify our directors against liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

          We have also entered into indemnification agreements with all of our directors and executive officers and employment agreements with all of our executive officers (including each of our named executive officers). These indemnification agreements and employment agreements are intended to permit indemnification to the fullest extent now or hereafter permitted by the DGCL. It is possible that the applicable law could change the degree to which indemnification is expressly permitted.
          The indemnification agreements and the employment agreements cover expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. The indemnification agreements and the employment agreements generally cover claims relating to the fact that the indemnified party is or was an officer, director, employee or agent of us or any of our affiliates, or is or was serving at our request in such a position for another entity. The indemnification agreements and the employment agreements also obligate us to promptly advance all reasonable expenses incurred in connection with any claim. The indemnitee is, in turn, obligated to reimburse us for all amounts so advanced if it is later determined that the indemnitee is not entitled to indemnification. The indemnification provided under the indemnification agreements and the employment agreements is not exclusive of any other indemnity rights; however, double payment to the indemnitee is prohibited.
     We are not obligated to indemnify the indemnitee with respect to claims brought by the indemnitee against:
•	us, except for:
o	claims regarding the indemnitee’s rights under the indemnification agreement;

o	claims to enforce a right to indemnification under any statute or law; and

o	counter-claims against us in a proceeding brought by us against the indemnitee; or
•	any other person, except for claims approved by our board of directors.
     We have obtained director and officer liability insurance for the benefit of each of the above indemnitees. These policies include coverage for losses for wrongful acts and omissions and to ensure our performance under the indemnification agreements. Each of the indemnitees are named as an insured under such policies and provided with the same rights and benefits as are accorded to the most favorably insured of our directors and officers.
Item 16. Exhibits.
(a) The following documents are filed as exhibits to this registration statement:

Exhibit
Number	Description
2.1	Purchase Agreement, dated June 5, 2008, by and among Concho Resources Inc., James C. Henry and Paula Henry, Henry Securities Ltd., Henchild LLC, Henry Family Investment Group, Henry Holding LP, Henry Energy LP, Aguasal Holding, HELP Investment LLC, Henry Capital LLC, Henry Operating LLC, Henry Petroleum LP, Quail Ranch LLC, Aguasal Management LLC, and Aguasal LP (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on June 9, 2008)

3.1	Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on August 8, 2007)

3.2	Amended and Restated Bylaws of Concho Resources Inc. (incorporated herein by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on March 26, 2008)

Exhibit
Number	Description
4.1	Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to Form S-1/A (File No. 333-142315) filed on July 5, 2007)

4.2	Registration Rights Agreement, dated February 27, 2006, among Concho Resources Inc. and the other signatories thereto (incorporated by reference to Exhibit 10.12 to Form S-1/A (File No. 333-142315) filed on April 24, 2007)

4.3	Common Stock Purchase Agreement, dated June 5, 2008, among Concho Resources Inc and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 9, 2008)

4.4	Registration Rights Agreement, dated July 31, 2008, by and between Concho Resources Inc. and the purchasers named therein (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 6, 2008)

5.1†	Opinion of Vinson & Elkins LLP as to the legality of the securities being registered

23.1†	Consent of Grant Thornton LLP

23.2†	Consent of Davis, Kinard & Co., P.C.

23.3†	Consent of Netherland, Sewell & Associates, Inc.

23.4†	Consent of Cawley, Gillespie & Associates, Inc.

24.1	Powers of Attorney (included on the signature page)

†	Filed herewith.
Item 17. Undertakings
(a) The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.
          (2) That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be deemed the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) That, for the purpose of determining liability under the Securities Act to any purchaser:
               (i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
               (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is a part of the registration statement will, as to a purchaser with a time of contract sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was a part of the registration statement or made in any such document immediately prior to such effective date.
(b) That for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to existing provisions or arrangements whereby the registrant may indemnify a trustee, officer or controlling person of the registrant against liabilities arising under the Securities Act, or otherwise, the registrant has been advised that in the opinion of Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Texas, on October 24, 2008.

CONCHO RESOURCES INC.
By:	/s/ TIMOTHY A. LEACH
Timothy A. Leach
Chairman, Chief Executive Officer and Director

Power of Attorney
     Each person whose signature appears below appoints Steven L. Beal and David W. Copeland, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 62(b) under the Securities Act and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ TIMOTHY A. LEACH Timothy A. Leach	Chairman, Chief Executive Officer and Director (principal executive officer)	October 24, 2008

/s/ STEVEN L. BEAL Steven L. Beal	President, Chief Operating Officer and Director	October 24, 2008

/s/ DARIN G. HOLDERNESS Darin G. Holderness	Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	October 24, 2008

/s/ TUCKER S. BRIDWELL Tucker S. Bridwell	Director	October 24, 2008

/s/ WILLIAM H. EASTER III	Director	October 24, 2008
William H. Easter III

/s/ W. HOWARD KEENAN, JR.	Director	October 24, 2008
W. Howard Keenan, Jr.

/s/ RAY M. POAGE	Director	October 24, 2008
Ray M. Poage

/s/ A. WELLFORD TABOR	Director	October 24, 2008
A. Wellford Tabor

Exhibit Index

Exhibit
Number	Description
2.1	Purchase Agreement, dated June 5, 2008, by and among Concho Resources Inc., James C. Henry and Paula Henry, Henry Securities Ltd., Henchild LLC, Henry Family Investment Group, Henry Holding LP, Henry Energy LP, Aguasal Holding, HELP Investment LLC, Henry Capital LLC, Henry Operating LLC, Henry Petroleum LP, Quail Ranch LLC, Aguasal Management LLC, and Aguasal LP (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on June 9, 2008)

3.1	Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on August 8, 2007)

3.2	Amended and Restated Bylaws of Concho Resources Inc. (incorporated herein by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on March 26, 2008)

4.1	Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to Form S-1/A (File No. 333-142315) filed on July 5, 2007)

4.2	Registration Rights Agreement, dated February 27, 2006, among Concho Resources Inc. and the other signatories thereto (incorporated by reference to Exhibit 10.12 to Form S-1/A (File No. 333-142315) filed on April 24, 2007)

4.3	Common Stock Purchase Agreement, dated June 5, 2008, among Concho Resources Inc and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 9, 2008)

4.4	Registration Rights Agreement, dated July 31, 2008, by and between Concho Resources Inc. and the purchasers named therein (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 6, 2008)

5.1†	Opinion of Vinson & Elkins LLP as to the legality of the securities being registered

23.1†	Consent of Grant Thornton LLP

23.2†	Consent of Davis, Kinard & Co., P.C.

23.3†	Consent of Netherland, Sewell & Associates, Inc.

23.4†	Consent of Cawley, Gillespie & Associates, Inc.

24.1	Powers of Attorney (included on the signature page)

†	Filed herewith.